Filed by McCormick & Company, Incorporated
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Unilever PLC
(Commission File No. 001-04546)

Date: April 9, 2026

David Faber: McCormick striking a deal last week. It's combining with Unilever's foods business, creates a roughly $20 billion flavor giant, brands such as French's, Frank's RedHot, and Hellmann's. The deal targets about 600 million in cost synergies, aims to accelerate growth while also expanding global reach. Joining us now in a first on CNBC interview with McCormick's Chairman and CEO Brendan Foley. Brendan, good to have you.

Brendan Foley: Great to be here.

David Faber: Thanks. Thank you for being here. You know, this deal met perhaps with some doubt by investors, in part because of history. And I guess I would start off there because you are operating under sort of this assumption that can anybody do a successful deal like this, where the pro forma is going to have to deliver growth of legacy brands? And many investors would tell you, we haven't seen it yet. Why are you going to be different?

Brendan Foley: You know, this combination is really about growth and value creation. And you're bringing together two iconic brand portfolios and combining them to create really a preeminent global flavor company. And it's also very accretive in the first year, both on sales, operating adjusted operating margin, and also adjusted EPS. But importantly, this just further strengthens McCormick's focus on global flavor overall. And these are companies right now that have really driven growth already in the marketplace. If you take a look at our performance and Unilever's performance in food, we really, we're operating from a position of strength.

David Faber: All right. So you feel like that answers the questions investors have in terms of the success that conceivably is going to be available to you? Because again, this idea that can you really get more growth out of brands that have been around for a really long time, given what you're telling us you're going to be doing?

Brendan Foley: Yes, we can. You know, if you take a look at it from the McCormick portfolio perspective, the Unilever set up, you know, globally from a distribution standpoint and also their infrastructure and everything else benefits the McCormick brands and portfolio. But also for the Unilever brands, they're now coming into a company completely focused on food, you know. And so that gets incremental investment and incremental attention on not just Hellmann's and Knorr, but also the entire brand portfolio. But we also see growth in food service, two R&D organizations that are very complementary, combining to really drive even stronger, you know, innovation. So our categories have natural tailwinds already. This just allows us to kind of even drive that on a stronger global footprint.

David Faber: But you mentioned the businesses have done fairly well. I mean, margins, for example, I know analysts were questioning this. Margins seem to be, you know, are they at a peak? Because if they're already high, where do the incremental gains come from?

Brendan Foley: The incremental gains we're going to see, you know, benefits certainly from synergies coming through the business, but also accelerated growth in revenue synergies across the across the business as well. So we are operating with pretty strong margins, but that will certainly, you know, improve them. But what's most important is we have to reinvest in the business like we always done. You know, right now Unilever and McCormick have really strong track records of investing and increasing, you know, brand investment year over year in the business. We'll continue to do that.

Jim Cramer: Mr. Brendan, I thought it was a great deal, as you know, and I felt strongly that you needed to do it because even with the great growth you had versus the rest of the industry, you aren't being rewarded for it. I know that there were some people who felt that you had to so-called give away the store to get this. Can you defend how much you gave to Unilever and the shareholders to be able to make it so those naysayers would understand this was existentially positive?

Brendan Foley: Well, we've been looking at this combination as an opportunity for a long time. And this combination works, you know, for McCormick. If you think about the size of Unilever and the size of McCormick coming together, the proportions are about right, two thirds and one third, if you look at it that way. And when we bring those, you know, together, we create a larger company that grows faster and has stronger margins.

Jim Cramer: Do you think that when you look at the supermarket, not as important as I know because of Amazon, we look at the supermarket and what you can do with these brands as you got. And by the way, you've got an unbelievable mustard brand, two unbelievable mustard brands. Do you see a six feet takeaway in the supermarket or maybe six yard takeaway in the supermarket?

Brendan Foley: Well, we work a lot with our retail business partners and it's all about driving category growth together. We have a lot of knowledge as it relates to flavor in those aisles, and so we work with them a lot on how we look at innovation, how we think about driving category growth, also importantly, how we meet consumer value. So this is really how you drive the categories. And that's what we've been doing for the last couple of years.

Carl Quintanilla: Yesterday we had a lot of conversations about airlines because of what fuel prices have done and what they're doing to capacity later in the year because of that fuel pressure. Today, there's charts of fertilizer prices and overlaying food costs on top of that. Is that is that a similar dynamic, do you think?

Brendan Foley: Well, you know what's going on right now I think if you think about the price of oil, everyone has as an impact on input costs. So and there's also a delay in shipping, you know, happening also around the world. We've dealt with this before, you know, and, you know, for example, the Suez Canal was blocked. You know, we were able to kind of, you know, really deal with that delay in shipping. And we're going to have to look at, you know, see what happens with the input costs as we move forward. You know, fertilizer itself, if you think about our basket of goods isn’t necessarily, you know, cause we have a lot of crops growing around the world. We procure over 17,000 ingredients from 90 different countries. So we’re going to be watching it closely, but it's something we can manage.

Carl Quintanilla: Do you think it affects the mix of food at home versus food away from home? I'm talking around the world.

Brendan Foley: Yeah. No, I think what's happening right now, what you're seeing is real convergence on value in health and wellness. And so you see those peoples’ choices away from home and at home. That's really what's going to drive consumption.

David Faber: Brendan, when it came to offering specifics, obviously $600 million in potential cost synergies and synergies overall, you didn't give an EPS accretion number. Why not?

Brendan Foley: It will be meaningfully accretive in year one. We have to wait until we obviously get closer to really defining the exact numbers. But we think meaningfully accretive both on sales, adjusted operating margin, and EPS. And that will be an area where I think investors will certainly be satisfied that we brought this combination together.

David Faber: It is a large combination, as you have pointed out. Getting even bigger. Integration is never easy. I've seen enough of these deals to know that, and a lot of the success that you're talking about will come from successful integration. What confidence can you give investors that you have the ability to pull that off?

Brendan Foley: We have a detailed integration plan right now, and we're also pulling from our experience and doing really successful integrations. I mean, just our last three acquisitions went very, very well in that area. But I also think it's important to define what the complexity is. You know, when you look at an integration because every integration has complexity. So in this particular one, you have to look at, you know, we're carving out a business, but then we're also integrating a business. And so 80% of the Unilever foods portfolio is already standalone. So we think about the carving out part of it, which they're experts at. It's not as complex as one thinks. Think about the sales force, manufacturing, R&D, procurement, all those are things that are already standalone right now. But then also look at it market to market. There's a lot of overlap that we're going to have and think about the size of the Unilever organization and the talent they have. It's a lift and shift mentality. That reduces execution, risk, and disruption.

Jim Cramer: When do you think you'll get a premium over the rest of the group, because you really are flavor oriented, not necessarily GLP attacked. Now, I know Hellmann's has some issues, but the whole panoply of your portfolio is anti GLP-1. It's the least that I'm worried about. But you have the same multiples everybody else now. When will that change?

Brendan Foley: Well, again we really believe in this combination. We look long term, Jim, in everything that we do. So this is not a, you know, a combination for the next six months. It's a combination for the next several decades as we drive growth. We're a 137 year old company. We stuck around because we thought long term.

David Faber: I mean, and finally though, you know, Unilever has an activist on the board, Nelson Peltz. Just to those who would say, well, if they could have driven an organic growth there from these extracted value from these brands, they would have done it. Why can you do it? You say what?

Brendan Foley: Well, you think about these are two companies that are really proving they can drive growth already in their food portfolios. And we're operating from a position of strength. But both companies are also saying this is about clear focus. So you think about the clear focus of us as a flavor company and you think about the clear focus they're going to have as home care and personal care. And that combination is what's going to drive growth in this.

David Faber: Brendan, really appreciate you taking time with us. Thank you.

Brendan Foley: Thank you.

Dabid Faber: Brendan Foley, CEO of McCormick.